First Quarter 2021 Results

Speakers

Dr. Yoav Zeif – CEO

Lilach Payorski – CFO

Yonah Lloyd – CCO / VP Investor Relations

May 5th, 2021


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Conference Call & Webcast Details

US Toll-Free dial-in:
1-877-407-0619

International dial-in
+1-412-902-1012

Live webcast and replay:
https://78449.themediaframe.com/dataconf/productusers/ssys/mediaframe/44880/indexl.html


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Forward-Looking Statements



Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2021, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of our success at introducing new or improved products and solutions that gain market share; the degree of growth of the 3D printing market generally; the duration and degree of severity of, and strength of recovery from, the global COVID-19 pandemic; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower margin products or services; the impact of competition and new technologies; the extent of our success at successfully integrating into our existing business, or making additional, acquisitions or investments in new businesses, technologies, products or services; potential changes in our management and board of directors; global market, political and economic conditions, and in the countries in which we operate in particular (including risks related to the impact of coronavirus on our supply chain and business); potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets that we have recently acquired or may acquire in the future; costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others' intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2020 (the “**2020 Annual Report**”). Readers are urged to carefully review and consider the various disclosures made throughout our 2020 Annual Report and the Reports of Foreign Private Issuer on Form 6-K that will attach Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly periods throughout 2021, which will be furnished to the SEC over the course of 2021, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of Non-GAAP Financial Information



Use of non-GAAP financial measures

The non-GAAP data included herein, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our Company in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains, and (ii) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

CEO Opening Remarks

- Stratasys is at the forefront of polymer 3D printing, with the most innovative technologies for fast-growing manufacturing applications.
- Leading the industry's transformation to full-scale, digital manufacturing platforms at mass production levels.
- Launched three new manufacturing-focused systems at recent online event attended by over 4,500 customers, resellers and partners.
- Executed on first quarter outlook and produced strong operating cash flow of $22.8M.





Dr. Yoav Zeif
CEO

First Quarter 2021 Highlights


P10054 is printing
75%

Expanded Software Ecosystem

- Launched GrabCAD Software Partner Program for enhanced workflow
- Released the GrabCAD Connectivity SDK to support Industry 4.0 networking
- Added industry standard MTConnect to more systems



New J5 DentaJet

- Only multi-color, multi-material dental 3D printer
- Allows technicians to load mixed trays of dental parts
- 5x more parts on a single tray versus competitors



New Carbon Fiber

- Material for award-winning F123 3D printer
- Specifically formulated for tooling, jigs and fixtures
- Excellent replacement for metal in many applications


RPS

RPS Acquisition

- Adds a top-quality product line of stereolithography systems
- Complements Stratasys portfolio to provide a full suite of polymer 3D printing solutions across product lifecycle



Airbus Expansion

- Increases range of cabin interior and other parts
- Demonstrates Airbus' progress from alternate parts for supply chain flexibility needs to serial production
- Expands from A350 to now include A300, A320, A330 and A340

New Manufacturing Products to Drive Growth Strategy


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Stratasys Origin One

- Best-in-class photopolymer 3D printer
- Top-to-bottom optimization upgrade improves serviceability, performance, and utilization
- Medical components, automotive, aerospace, defense, consumer goods, and dental applications

H350

- Powered by SAF technology
- Provides true thermoplastic mass production of consistently accurate end-use parts
- Introducing a bio-based plastic made of renewable raw materials derived from castor oil with superior thermal characteristics

F770

- Longest fully-heated chamber in FDM
- Combines size and ease of use with price accessibility
- Soluble support differentiator in large-format printers, saving time and enabling the printing of more complex parts

Full-Package of Solutions to Lead Polymer Additive Manufacturing

Delivering **innovative, next-generation** technologies to address the **fastest growing manufacturing applications**



Broadest technology offering in sector

Five best-in-class technologies for every step in the product lifecycle – from concept through manufacturing

Cloud-based software partner ecosystem

Unifying, comprehensive platform at heart of cloud-based strategy and growing partnerships such as Siemens, nTopology and Keyshot

Unmatched go-to-market infrastructure

Network of over 200 channel partners – largest and most experienced in the industry

Deep application engineering expertise

Multi-disciplinary application engineering expertise to educate customers and drive innovation

Resilient business model designed to scale

Corporate and GTM infrastructure can absorb and scale new business with operating leverage to drive profits and generate cash



- **Executed on first quarter outlook**
- **Produced approximately 41% growth in systems revenues year over year**
- **Generated $230 million of gross proceeds in capital raise to fund growth**
- **Reiterate and update outlook for 2021**



Lilach Payorski
CFO

Financial Highlights

Financial Results – First Quarter 2021

	GAAP			Non-GAAP		
	Q1-20	Q1-21	Change Y/Y	Q1-20	Q1-21	Change Y/Y
Total Revenue	132.9	134.2	1.0%	132.9	134.2	1.0%
Gross Profit	59.9	55.6	(4.3)	64.3	62.6	(1.7)
% Margin	*45.0%*	*41.4%*	*-3.6%*	*48.4%*	*46.7%*	*-1.7%*
Operating Income (Loss)	(19.9)	(18.4)	1.5	(8.4)	(2.6)	5.8
% Margin	*-15.0%*	*-13.7%*	*1.3%*	*-6.3%*	*-1.9%*	*4.4%*
Net Income (Loss) attributed to SSYS Ltd.	(21.7)	(18.9)	2.8	(10.6)	(3.8)	6.8
% Margin	*-16.3%*	*-14.1%*	*2.2%*	*-7.9%*	*-2.8%*	*5.1%*
Diluted EPS	(0.40)	(0.32)	0.08	(0.19)	(0.06)	0.13
Diluted Shares	54.5	58.6	7.5%	54.5	58.6	7.5%

Note: $ in millions unless noted otherwise. All numbers and percentages rounded.

Revenue Driven by Systems Sales Growth of Nearly 41%

Quarterly Trend



Product
Service
132.9
117.6
127.9
142.4
134.2
49.7
43.7
44.3
43.2
43.9
83.2
73.9
83.5
99.2
90.3
Q1' 20
Q2' 20
Q3' 20
Q4' 20
Q1' 21

Revenue Growth – Q1'21

Revenue	Y/Y	Y/Y *(exc. FX)*
Product	8.6%	6.1%
System	40.9%	37.6%
Consumables	-8.0%	-10.2%
Service	-11.8%	-13.0%
Customer Support	-2.2%	-4.3%

Note: $ in millions unless noted otherwise. All numbers and percentages rounded.

Gross Margins Challenged by Near-Term Headwinds in Consumables, Rising Logistics Costs and SDM Contribution


GAAP
52.8%
45.9%
43.3%
55.0%
48.1%
45.0%
37.2%
38.9%
46.4%
41.4%
32.1%
22.5%
30.6%
26.6%
27.8%
Q1 '20
Q2 '20
Q3 '20
Q4' 20
Q1' 21


Non-GAAP
57.9%
52.9%
54.9%
58.7%
55.4%
48.4%
45.4%
46.8%
49.5%
46.7%
32.4%
32.7%
31.3%
28.5%
28.7%
Q1 '20
Q2 '20
Q3 '20
Q4' 20
Q1' 21

Total Gross Margin — Product Gross Margin — Service Gross Margin

All percentages rounded.

Operating Expenses Improvement Trend Ongoing



GAAP Operating expenses
-7.3%
79.8
73.9
Q1'20
Q1'21



Non-GAAP Operating expenses
-10.3%
72.7
65.2
Q1'20
Q1'21

Note: $ in millions unless noted otherwise. All numbers and percentages rounded.

Operating Income and Net Earnings Improvement

GAAP Operating Loss


(19.9)
(18.4)
Q1'20
Q1'21

Non-GAAP Operating Loss


(8.4)
(2.6)
Q1'20
Q1'21

GAAP Net Loss


(21.7)
(18.9)
Q1'20
Q1'21

Non-GAAP Net Loss


(10.6)
(3.8)
Q1'20
Q1'21

Note: $ in millions unless noted otherwise. All numbers and percentages rounded.

Balance Sheet Strengthened to $530m Cash and Equivalents

Generated $22.8m Operating Cash / $230m Gross Proceeds Capital Raise

Balance Sheet Items

	Q1-20	Q4-20	Q1-21
Cash and Cash Equivalents and Short-term deposits	325.5	299.1	**530.4**
Accounts Receivable	115.1	106.1	**102.8**
Inventories	172.5	131.7	**124.2**
Net Working Capital	480.7	428.3	**637.8**

Cash Flow From Operating Activities



11.3
22.8
Q1' 20
Q1' 21

Note: $ in millions unless noted otherwise. All numbers and percentages rounded.

2021 Outlook Reiterated

- Revenue in the second quarter 2021 is expected to grow mid-teens percent compared to second quarter 2020. Revenue in the second half is expected to grow sequentially.
- Operating expenses for 2021 are expected to be $25M to $30M higher than 2020, likely closer to the high end of the range, reflecting the return to full-time work and costs associated to integrating recent acquisitions.
- Capital expenditures in 2021 expected to range from $24M to $30M.
- We will invest in strategic, high-growth areas, particularly in manufacturing, to drive substantial upside in revenue, earnings and cash flow.

CEO Summary

- Executing on our strategy to expand our leadership in polymer additive manufacturing.
- Strengthened balance sheet to support growth opportunities.
- New hardware and software technologies to support ongoing commitment to growth and value creation.


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Thank You: Q&A





Appendix

GAAP to Non-GAAP Reconciliation

Results of operations Stratasys Ltd

	Three months ended March 31, 2021			Three months ended March 31, 2020		
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
Gross Profit (1)	$55,577	$7,069	$62,646	$59,870	$4,414	$64,284
Operating income (Loss) (1,2)	(18,358)	15,785	(2,573)	(19,900)	11,491	(8,409)
Net income (Loss) attributable to Stratasys Ltd (1,2,3)	(18,911)	15,111	(3,800)	(21,703)	11,137	(10,566)
Net income (Loss) per diluted share attributable to Stratasys Ltd (4)	($0.32)	$0.26	($0.06)	($0.40)	$0.21	($0.19)
1) Acquired intangible assets amortization expense		5,356			4,065	
Non-cash stock-based compensation expense		634			402	
Restructuring and other related costs		1,079			(53)	
		7,069			**4,414**	
2) Acquired intangible assets amortization expense		2,192			2,142	
Non-cash stock-based compensation expense		6,571			4,503	
Restructuring and other related costs		1,810			31	
Revaluation of investments		(3,670)			-	
Contingent consideration		191			-	
Other expenses		1,622			401	
		8,716			**7,077**	
		15,785			**11,491**	
3) Corresponding tax effect		(757)			(431)	
Equity method related amortization, divestments and impairments		83			77	
		$15,111			**11,137**	
4) Weighted average number or ordinary shares outstanding – Diluted	58,616		58,616	54,544		54,544

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